List of Registrant’s Subsidiaries

Times Manufacture & E-Commerce Corporation Limited	British Virgin Islands
Times Manufacturing & E-Commerce Corporation Ltd.	British Virgin Islands
TME Enterprise Ltd.	British Virgin Islands
Citibond Design Ltd.	British Virgin Islands
Megamooch Online Ltd.	British Virgin Islands
Billow Win International Enterprise Ltd.	Hong Kong
Goldcome Industrial Ltd.	Hong Kong
Citibond Industrial Ltd.	Hong Kong
Megamooch International Ltd.	Hong Kong